Exhibit 99.1

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Total quarterly ex-dividend dates for dividend 2016

Paris, March 26, 2015 – Subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2016 will be:

•	September 27, 2016,

•	December 21, 2016,

•	March 20, 2017,

•	June 5, 2017.

The above ex-dividend dates relate to Total shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2015 relative to Total shares traded on the Euronext Paris will be:

•	September 28, 2015,

•	December 21, 2015,

•	March 21, 2016,

•	June 6, 2016.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com